UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2019

STRATA POWER CORPORATION

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(Registrant’s Name)

10010 - 98 Street

PO Box 7770

Peace River, AB T8S 1T3

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1.01 Entry into a Material Definitive Agreement.

Strata Power Corporation (“Strata”) has entered into an Exclusive License Agreement (the “Agreement”) with PetroSteam LLC (“PetroSteam”) to obtain an exclusive license to deploy patented and field tested proprietary technologies utilizing steam generation applied to bitumen and heavy oil recovery (the “PetroSteam Technology”) in the Provinces of Alberta and Saskatchewan (collectively the “Territory”). Pursuant to the Agreement, Strata has the exclusive right to use the PetroSteam Technology to produce within the Territory from its own properties and from those of others.

The Agreement provides for the issuance of restricted common shares issued by Strata to PetroSteam, to wit: 2,991,400 upon execution of the Agreement; 2,991,400 upon execution of an agreement to purchase 30,000 barrels of oil per day at C$100 per barrel as a fixed price on an on-going basis.

Subject to the terms of the Agreement, Strata will purchase equipment, including steam generators, from PetroSteam. The first unit (5 mmbtu at 600 psi) will be acquired for $2 Million USD and 3 units (30 mmbtu at 850 psi) for $10.5 Million USD. Additional units may be purchased from PetroSteam as required by Strata.

Strata shall also pay to PetroSteam a royalty payment of six percent (6%) on that portion of the Gross Selling Price, which is defined as the total consideration paid by the purchaser for oil and gas produced using the PetroSteam Technology from the Properties to Licensee and any approved sub-licensee. Strata has a first right of refusal to buy this royalty from PetroSteam.

PetroSteam is the exclusive owner of the patented PetroSteam Technology on a global basis. The PetroSteam Technology utilizes an oil steam generation system (patented), the High Temperature Mixed Gas Generator (HTM₂G), utilizing patented Immersed Combustion Technology (ICT) to minimize emissions and waste heat as no combustion gases are released to the atmosphere. Produced gases are injected into the formation along with the steam providing additional energy to the reservoir in the form of compressed nitrogen (N₂) and CO₂. The PetroSteam Technology results in greater than 99% thermal transfer energy efficiency and also greater than 99% combustion efficiency and is virtually zero emission. The PetroSteam Technology also has a substantially smaller surface footprint than conventional steam generation technologies; and is highly mobile.

The PetroSteam Technology also includes a proprietary Cyclic Steam Stimulation computer model, which generates expected production increases from target reservoirs using available parameters such as pay thickness, porosity, permeability and crude API.

The PetroSteam Technology is patented and has been field tested.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Power Corporation

___/s/ Trevor Newton______________

By: /s/ Trevor Newton

Name: Trevor Newton

Title: President

Date: April 4, 2019

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